  Exhibit 99.1

December 17, 2020	News Release 20-24

Pretivm Closes Sale of Snowfield Property to Seabridge

Vancouver, British Columbia, December 14, 2020; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announces that it, along with its wholly-owned subsidiary, Pretium Exploration Inc., has closed the previously announced sale (the “Transaction”) of the Snowfield property (“Snowfield”) to KSM Mining ULC (“KSM Mining”), a wholly-owned subsidiary of Seabridge Gold Inc. (“Seabridge”).

Under the terms of the Agreement, Pretivm has received US$100 million in cash, and will receive further consideration comprised of the following:

●
A 1.5% net smelter royalty in respect to all production from Snowfield (the “NSR Royalty”).
●
A US$20 million contingent cash payment (the “Deferred Payment”) payable within six months of the earlier of KSM Mining (or a parent company) completing a bankable feasibility study which includes production of reserves from Snowfield or the commencement of commercial production from Snowfield or any part of Snowfield. US$15 million of the Deferred Payment represents an advance NSR Royalty payment and shall offset amounts payable under the NSR Royalty.

“The divestment surfaces immediate value for a non-core asset and accelerates our plans to deleverage our balance sheet,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “Combining Snowfield with Seabridge’s other assets creates synergies of scale that improves the likelihood it will reach production and the royalty ensures our participation in that long-term success.”

The cash proceeds of the Transaction will be applied to the revolving portion of Pretivm’s credit facility, which as of September 30, 2020 had an outstanding principal balance of US$198.0 million.

The transaction will result in a non-cash impairment loss to be recorded in the fourth quarter of 2020. Complete financial results, including the non-cash impairment loss will be disclosed in the Company’s fourth quarter 2020 operational and financial results. As of September 30, 2020, the book value of Snowfield was US$232.1 million.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include but is not limited to the Agreement and its terms, the Transaction, including consideration to Pretivm and the timing thereof, the planned use of proceeds from the Transaction, and the effects of the Transaction on Pretivm’s financial condition, liquidity and capital resources, and financial statements and financial results. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and the potential impacts thereof; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, or failure to obtain or renew permits required in the future; compliance with emerging climate change regulation and the detrimental effects of climate change; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies and local communities; and such other risks as identified in our public disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; the impact of the COVID-19 pandemic; and such other assumptions as set out in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.